Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in KANZHUN LIMITED, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

(1) PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS;

(2) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES;

(3) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES;

(4) PROPOSED RE-APPOINTMENT OF AUDITOR; AND

(5) NOTICE OF THE ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 5 to 10 of this circular.

A notice convening the AGM to be held at 21/F, Grandyvic Building, Taiyanggong Middle Road, Chaoyang District, Beijing, China on Monday, June 26, 2023 at 3 p.m., are set out on pages 18 to 23 of this circular. A form of proxy for use at the AGM is also enclosed. Such form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.zhipin.com/).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Citibank, N.A. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 3 p.m, Hong Kong time, on June 24, 2023 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and Citibank, N.A must receive your voting instructions by no later than 10 a.m., New York Time, on June 14, 2023 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

May 24, 2023

APPENDIX I	–	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM	11

APPENDIX II	–	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE	15

NOTICE OF THE ANNUAL GENERAL MEETING			18

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2020 Share Incentive Plan”	the 2020 global share plan our Company adopted in September 2020, which was amended and restated in May 2021, as amended from time to time

“ADS(s)”	American Depositary Shares issued by the Depositary pursuant to the Deposit Agreement in respect of our Class A Ordinary Shares deposited in our ADS program, each ADS representing two (2) Class A Ordinary Shares on deposit with the Custodian

“ADS Record Date”	May 25, 2023 (New York time)

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be convened on Monday, June 26, 2023 at 3 p.m. Beijing time to consider and, if thought fit, approve, the proposed resolutions as set out in the notice of such meeting which is set out on pages 18 to 23 of this circular, or any adjournment thereof

“Articles” or “Articles of Association”	the fifteenth amended and restated articles of association of the Company conditionally adopted by special resolutions of the Shareholders of the Company at the annual general meeting of the Company convened on December 14, 2022, which took effect upon Listing

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Auditor”	PricewaterhouseCoopers, the external auditor of the Company

“Board”	the board of Directors of the Company

“business day”	any day (other than a Saturday, Sunday or public holiday in Hong Kong) on which banks in Hong Kong or other relevant jurisdictions are generally open for normal banking business

“China” or “PRC”	the People’s Republic of China, and for the purposes of this document only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

DEFINITIONS

“Class A Ordinary Shares”	class A ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company’s general meeting

“Class B Ordinary Shares”	class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company’s general meeting, save for, under the Articles, resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

“Company”, “our Company”, or “the Company”	KANZHUN LIMITED, a company with limited liability incorporated in the Cayman Islands on January 16, 2014

“Companies Ordinance”	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Compensation Committee”	the compensation committee of the Board

“connected person(s)”	has the meaning ascribed to it under the Listing Rules “

connected transaction(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder”	has the meaning ascribed to it under the Listing Rules

“Depositary”	Citibank, N.A., the depositary of the Company’s ADS program

“Directors”	the director(s) of our Company

“Group”, “our Group”, “the Group”, “we”, “us”, or “our”	the Company, its subsidiaries and its consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

DEFINITIONS

“Latest Practicable Date”	May 18, 2023, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Laws”	all Laws, statutes, legislation, ordinances, rules, regulations, guidelines, opinions, notices, circulars, orders, judgments, decrees, or rulings of any Governmental Authority (including, without limitation, the Stock Exchange and the SFC) of all relevant jurisdictions

“Listing”	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange by way of introduction pursuant to the Hong Kong Listing Rules on December 22, 2022

“Listing Date”	December 22, 2022, on which the Class A Ordinary Shares are to be listed and on which dealings in the Class A Ordinary Shares are to be first permitted to take place on the Stock Exchange

“Listing Document”	the listing document of the Company dated December 16, 2022

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Mr. Zhao”	Mr. Peng Zhao, an executive director and the chief executive officer of our Company, the founder of our Group, the WVR Beneficiary and our Controlling Shareholder

“Nasdaq”	The Nasdaq Global Select Market

“Post-IPO Share Scheme”	the share incentive plan conditionally approved and adopted by our Company at the annual general meeting of the Company convened on December 14, 2022, which took effect upon Listing

“Reserved Matters”	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles, being: (i) any amendment to the memorandum or Articles, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

DEFINITIONS

“SFC”	Securities and Futures Commission of Hong Kong

“Share Record Date”	May 25, 2023 (Hong Kong time)

“Shareholders”	holder(s) of the Share(s)

“Shares”	the Class A Ordinary Shares and the Class B Ordinary Shares in the share capital of the Company, as the context so requires

“Share Incentive Plans”	collectively, the 2020 Share Incentive Plan and the Post-IPO Share Scheme

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning ascribed to it in section 15 of the Companies Ordinance

“substantial shareholder(s)”	has the meaning ascribed to it in the Listing Rules

“Takeovers Code”	Code on Takeovers and Mergers and Share Buy-backs issued by the SFC, as amended, supplemented or otherwise modified from time to time

“weighted voting right”	has the meaning ascribed to it in the Listing Rules

“WVR Beneficiary”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Zhao, being the beneficial owner of the Class B Ordinary Shares, entitling to weighted voting rights

“%”	per cent

LETTER FROM THE BOARD

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

Executive Directors:

Mr. Peng Zhao (趙鵬)

(Founder, Chairman and Chief Executive Officer)

Mr. Yu Zhang (張宇)

Mr. Xu Chen (陳旭)

Mr. Tao Zhang (張濤)

Ms. Xiehua Wang (王燮華)

Non-executive Directors:

Mr. Haiyang Yu (余海洋)

Independent Non-executive Directors:

Mr. Charles Zhaoxuan Yang (楊昭烜)

Mr. Yonggang Sun (孫永剛)

Mr. Yusheng Wang (王渝生)

Registered Office:

PO Box 309

Ugland House

Grand Cayman KY1-1104

Cayman Islands

Head Office and Principal Place of Business in China:

18/F, GrandyVic Building

Taiyanggong Middle Road

Chaoyang District, Beijing

100020, People’s Republic of China

Principal Place of Business in Hong Kong:

5/F, Manulife Place

348 Kwun Tong Road

Kowloon, Hong Kong

May 24, 2023

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS;

(2) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES;

(3) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES;

(4) PROPOSED RE-APPOINTMENT OF AUDITOR; AND

(5) NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

On behalf of the Board, I would like to invite you to attend the AGM to be held at 21/F, Grandyvic Building, Taiyanggong Middle Road, Chaoyang District, Beijing, China on Monday, June 26, 2023. The AGM will commence at 3 p.m. (Beijing time).

LETTER FROM THE BOARD

The purpose of this circular is to give you notice of the AGM, and to provide you with information regarding the following proposals to be put forward at the said meetings:

(a)	the proposed re-election of the retiring Directors;

(b)	the proposed grant of a general mandate to issue Shares;

(c)	the proposed grant of a general mandate to repurchase Shares;

(d)	the proposed re-appointment of Auditor.

2.	PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS

Pursuant to the Articles of Association, Mr. Yu Zhang, Mr. Xu Chen and Mr. Haiyang Yu shall retire at the AGM and, being eligible, will offer themselves for re-election at the AGM.

The Nomination Committee has reviewed the structure and composition of the Board, the confirmations and disclosures given by the Directors, the qualifications, skills and experience, time commitment and contribution of the retiring Directors with reference to the nomination principles and criteria set out in the Company’s Board Diversity Policy, Director Nomination Policy and the Company’s corporate strategy. The Nomination Committee and the Board are satisfied with all the retiring Directors’ contribution to the Company, which will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity. The Nomination Committee and the Board therefore recommended the re-election of all the retiring Directors who are due to retire at the AGM.

Pursuant to Rule 13.74 of the Listing Rules, a listed issuer shall disclose the details required under Rule 13.51(2) of the Listing Rules of any director(s) proposed to be re-elected or proposed new director in the notice or accompanying circular to its shareholders of the relevant general meeting, if such re-election or appointment is subject to shareholders’ approval at that relevant general meeting. Details of the retiring Directors are set out in Appendix I to this circular. Subject to the requirements under the Listing Rules and the Articles of Association, a shareholder may nominate a person to stand for election as a Director.

3.	PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES

At the annual general meeting of the Company held on December 14, 2022, the Directors were given a general mandate to allot, issue and deal with Shares. Such mandate, to the extent not utilised by the date of the AGM, will lapse at the conclusion of the AGM.

LETTER FROM THE BOARD

In order to give the Company the flexibility to issue Class A Ordinary Shares if and when appropriate, without needing to convene a general meeting for each and every share issuance, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to allot, issue or deal with additional Class A Ordinary Shares not exceeding 20% of the total number of issued Shares as at the date of passing of such resolution (the “Issuance Mandate”).

As at the Latest Practicable Date, the issued and outstanding shares of the Company comprised 728,110,243 Class A Ordinary Shares and 140,830,401 Class B Ordinary Shares (excluding the 21,212,860 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans as of the Latest Practicable Date). Subject to the passing of the ordinary resolution 6 and on the assumption that the issued and outstanding shares of the Company remain unchanged as at the date of the AGM, i.e. being 868,940,644 Shares, the Company will be allowed to issue a maximum of 173,788,128 Class A Ordinary Shares. The Directors wish to state that they have no immediate plans to issue any new Shares pursuant to the Issuance Mandate.

In addition, subject to a separate approval of the ordinary resolution 8, the number of Shares purchased by the Company under ordinary resolution 7 will also be added to extend the Issuance Mandate as mentioned in ordinary resolution 6 provided that such additional amount shall represent up to 10% of the number of issued Shares as at the date of passing the resolutions in relation to the Issuance Mandate and Repurchase Mandate (as defined below).

The Issuance Mandate will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by applicable Laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Issuance Mandate is revoked or varied by an ordinary resolution of the Shareholders.

4.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on December 14, 2022, the Directors were given a general mandate to repurchase Shares. Such mandate, to the extent not utilised by the date of the AGM, will lapse at the conclusion of the AGM.

In order to give the Company the flexibility to repurchase Shares if and when appropriate, without needing to convene a general meeting for each and every share repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase Shares representing up to 10% of the total number of issued Shares as at the date of passing of such resolution (the “Repurchase Mandate”).

LETTER FROM THE BOARD

As at the Latest Practicable Date, the issued and outstanding shares of the Company comprised 728,110,243 Class A Ordinary Shares and 140,830,401 Class B Ordinary Shares (excluding the 21,212,860 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans as of the Latest Practicable Date). Subject to the passing of the ordinary resolution 7 and on the assumption that the issued and outstanding shares of the Company remain unchanged as at the date of the AGM, i.e. being 868,940,644 Shares, the Company will be allowed to repurchase a maximum of 86,894,064 Class A Ordinary Shares.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix II to this circular. This explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

The Repurchase Mandate will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by any applicable Laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders.

5.	PROPOSED RE-APPOINTMENT OF AUDITOR

The Board proposes to re-appoint PricewaterhouseCoopers as the independent auditor of the Company for the year ending 31 December 2023 and to hold the office until the conclusion of the next annual general meeting of the Company. A resolution will also be proposed to authorize the Board to fix the auditor’s remuneration for the ensuing year. PricewaterhouseCoopers have indicated their willingness to be re-appointed as auditor of the Company for the said period.

6.	THE AGM AND PROXY ARRANGEMENT

The Board considers that the above-mentioned resolutions regarding the proposed re-election of the retiring Directors, the proposed Issuance Mandate and the Repurchase Mandate and the proposed re-appointment of the auditor are in the best interests of the Company and the Shareholders as a whole and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM.

The AGM will be held at 21/F, Grandyvic Building, Taiyanggong Middle Road, Chaoyang District, Beijing, China on Monday, June 26, 2023. The AGM will commence at 3 p.m. (Beijing time).

The Notice of the Annual General Meeting is set out on pages 18 to 23 of this circular. The notice serves as the notice of general meeting required under Rule 13.71 of the Listing Rules. The notice is also available for viewing on the Company’s website at https://ir.zhipin.com/.

LETTER FROM THE BOARD

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date are cordially invited to submit your voting instructions to Citibank, N.A. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 3 p.m., Hong Kong time, on June 24, 2023 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and Citibank, N.A. must receive your voting instructions by no later than 10 a.m., New York Time, on June 14, 2023 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

Pursuant to Rule 13.39(4) of the Listing Rules, any vote by shareholders at a general meeting must be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted only by a show of hands. Therefore, the resolutions to be proposed at the AGM will be voted by way of poll. An announcement on the poll results will be published after the AGM in the manner prescribed under Rule 13.39(5) of the Listing Rules.

The Company is controlled through weighted voting rights. Holders of Class A Shares present in person (in the case of a member being a corporation, by its duly authorized representative) or by proxy shall have one vote per Share. Holders of Class B Shares present in person (in the case of a member being a corporation, by its duly authorized representative) or by proxy shall have ten votes per Share (i.e. resolutions 1 to 8 in the notice of the AGM), save for resolutions with respect to any Reserved Matters, in which case they shall have one vote per Share (i.e. resolution 9, regarding the re-appointment of Auditor, in the notice of the AGM). Holders of Class A Shares and Class B Shares shall at all times vote together as one class.

7.	RECOMMENDATIONS

The Board considers that the above-mentioned resolutions regarding the proposed re-election of the retiring Directors, the proposed Issuance Mandate and the Repurchase Mandate and the re-appointment of auditor are in the best interests of the Company and the Shareholders as a whole and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM.

LETTER FROM THE BOARD

8.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

9.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

By order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Pursuant to the Listing Rules, the details of the Directors, who will retire and being eligible, offer themselves for re-election at the AGM, are provided below.

(1)	ZHANG Yu

Position and experience

Mr. Yu Zhang (張宇), aged 46, is an executive director of the Company. Mr. Yu Zhang has served as our Chief Financial Officer since September 2019. He has served as our Director since May 2021 and was re-designated as an executive Director with effect from December 16, 2022. Mr. Zhang is in charge of the accounting, legal and internal control functions and the capital markets activities of our Group. Mr. Zhang has over 17 years of research and investment experience in the technology, media and telecom industry. Prior to joining us, Mr. Zhang worked at UBS from April 2010 to August 2019, with his last position being the managing director of asset management division. Mr. Zhang worked at BDA from January 2005 to April 2010, with his last position being a director of the company, and an engineer at Ericsson from April 2001 to January 2005. Mr. Zhang graduated from Beijing University of Posts and Telecommunications in 2000.

Save as disclosed above, Mr. Zhang has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the amended and restated director agreement with the Company, the term of appointment of Mr. Zhang shall be for an initial term of three years with effect from the Listing Date or until the third annual general meeting of the Company after the Listing Date, whichever is sooner. The appointment shall, subject always to re-election as and when required under the Articles of Association and the termination provision of the amended and restated director agreement, be automatically renewed for successive period of three years.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Zhang did not have any relationships with other Directors, senior management, substantial Shareholders (as defined in the Listing Rules) or controlling Shareholders (as defined in the Listing Rules) of the Company.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Zhang was interested in an aggregate of 9,432,750 Class A Ordinary Shares within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Zhang does not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

Director’s emoluments

Mr. Zhang will not receive any remuneration in his capacity as an executive Director.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Zhang to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Zhang that need to be brought to the attention of the Shareholders.

(2)	CHEN Xu

Position and experience

Mr. Xu Chen (陳旭), aged 47, is an executive director of the Company. Mr. Chen has served as our Chief Marketing Officer since February 2018. He has served as our Director since May 2021 and was re-designated as an executive Director with effect from December 16, 2022. He is in charge of the marketing, platform operation and public relations functions of our Group. Mr. Chen has over 20 years of experience in marketing in the Greater China region. Prior to joining us, Mr. Chen was the vice president at Jiuxianwang, a China-based e-commerce company, from November 2015 to November 2016. Mr. Chen received his bachelor’s degree from Beijing Wuzi University.

Save as disclosed above, Mr. Chen has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the amended and restated director agreement with the Company, the term of appointment of Mr. Chen shall be for an initial term of three years with effect from the Listing Date or until the third annual general meeting of the Company after the Listing Date, whichever is sooner. The appointment shall, subject always to re-election as and when required under the Articles of Association and the termination provision of the amended and restated director agreement, be automatically renewed for successive period of three years.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Chen did not have any relationships with other Directors, senior management, substantial Shareholders (as defined in the Listing Rules) or controlling Shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Chen was interested in an aggregate of 3,625,804 Class A Ordinary Shares within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Chen does not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

Director’s emoluments

Mr. Chen will not receive any remuneration in his capacity as an executive Director.

Other information and matters that need to be disclosed or brought to the attention of the Shareholder

As far as the Directors are aware, there is no information of Mr. Chen to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Chen that need to be brought to the attention of the Shareholders.

(3)	YU Haiyang

Position and experience

Mr. Haiyang Yu (余海洋), aged 40, is a non-executive director of the Company. Mr. Yu has served as our Director since July 2019 and was re-designated as a non-executive Director with effect from December 16, 2022. Mr. Yu is currently a deputy general manager of the investment and acquisition department at a group company of Tencent, a director of DouYu International Holdings Ltd (Nasdaq: DOYU) and a director of Waterdrop Inc. (NYSE: WDH). Mr. Yu was a non-executive director of Tongcheng Travel Holdings Limited (formerly known as Tongcheng-Elong Holdings Limited) (SEHK: 780) from November 2019 to April 2020. Mr. Yu received his bachelor of engineering degree majoring in civil engineering from Tsinghua University in 2005.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Save as disclosed above, Mr. Yu has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the amended and restated director agreement with the Company, the term of appointment of Mr. Yu shall be for an initial term of three years with effect from the Listing Date or until the third annual general meeting of the Company after the Listing Date, whichever is sooner. The appointment shall, subject always to re-election as and when required under the Articles of Association and the termination provision of the amended and restated director agreement, be automatically renewed for successive period of three years.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Yu did not have any relationships with other Directors, senior management, substantial Shareholders (as defined in the Listing Rules) or controlling Shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Yu was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s emoluments

Mr. Yu will not receive any remuneration in his capacity as a non-executive Director.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Yu to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Yu that need to be brought to the attention of the Shareholders.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the granting of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors have no present intention to cause the Company to repurchase any Shares and they would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued and outstanding shares of the Company comprised 728,110,243 Class A Ordinary Shares and 140,830,401 Class B Ordinary Shares (excluding the 21,212,860 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans as of the Latest Practicable Date). Subject to the passing of the ordinary resolution set out in item 7 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the assumption that the issued and outstanding shares of the Company remain unchanged as at the date of the AGM, i.e. being 868,940,644 Shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 86,894,064 Shares, representing 10% of the total number of issued Shares as at the date of the AGM.

3.	FUNDING OF REPURCHASES

Repurchases of Shares will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the articles of association of the Company in effect from time to time, the Listing Rules, the applicable Laws of the Cayman Islands and/or any other applicable Laws, as the case may be.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

4.	IMPACT OF REPURCHASES

There may not be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the Listing Document of the Company for the year ended December 31, 2022) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, the WVR Beneficiary was Mr. Zhao. Mr. Zhao beneficially owns and controls, through his intermediaries, an aggregate of 140,830,401 Class B Ordinary Shares, representing approximately 65.9% of the voting rights in our Company. Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiary must reduce his weighted voting rights in the Company proportionately through conversion of a proportion of their shareholding into Class A Ordinary Shares, if the reduction in the number of Shares in issue would otherwise result in an increase in the proportion of Class B Ordinary Shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of Mr. Zhao to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

In addition, the Directors do not propose to repurchase Shares which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases of Shares pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable Laws of the Cayman Islands.

7.	MARKET PRICES OF SHARES

As the Company has been listed on the Stock Exchange for less than 12 months, the highest and lowest prices per Share at which the Class A Ordinary Shares have been traded on the Stock Exchange since the Listing Date and up to and including the Latest Practicable Date were as follows:

	Price per share
Month	Highest	Lowest
	HK$	HK$
2022
December (since the Listing Date)	78.75	76.00

2023
January	98.95	77.50
February	97.85	78.50
March	83.85	67.00
April	74.50	74.50
May (up to and including the Latest Practicable Date)	74.50	69.90

8.	REPURCHASES OF SHARES MADE BY THE COMPANY

During the period starting on the Listing Date and up to the Latest Practicable Date, the Company has not repurchased any Class A Ordinary Shares on the Stock Exchange.

NOTICE OF THE ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

NOTICE OF THE ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the “AGM”) of KANZHUN LIMITED (the “Company”) will be held at 3 p.m. Beijing time on Monday, June 26, 2023 at 21/F, Grandyvic Building, Taiyanggong Middle Road, Chaoyang District, Beijing, China for the purposes of considering and, if thought fit, passing with or without amendments, the following resolutions of the Company (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated May 24, 2023):

ORDINARY RESOLUTIONS

1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2022 and the reports of the Directors and independent auditor thereon.

2.	To re-elect Mr. Yu Zhang as an executive Director.

3.	To re-elect Mr. Xu Chen as an executive Director.

4.	To re-elect Mr. Haiyang Yu as a non-executive Director.

5.	To authorize the Board to fix the remuneration of the Directors of the Company.

NOTICE OF THE ANNUAL GENERAL MEETING

6.	To consider and, if thought fit, pass with or without modification the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares, or options, warrants or similar rights to subscribe for Class A Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the directors, officers and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the share incentive plans of the Company;

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the articles of association of the Company; and

(v)	a specific authority granted by the Shareholders of the Company in general meeting,

shall not exceed 20% of the total number of issued Shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly.

NOTICE OF THE ANNUAL GENERAL MEETING

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association of the Company or any applicable Laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to holders of Shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the Laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).

7.	To consider and, if thought fit, pass with or without modification the following resolution as an ordinary resolution:

“THAT

(a)	a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, provided that the total number of Shares of the Company which may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares of the Company as at the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

NOTICE OF THE ANNUAL GENERAL MEETING

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable Laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

8.	as an ordinary resolution, THAT conditional upon the passing of resolutions set out in items 6 and 7 of the notice convening this meeting (the “Notice”), the general mandate referred to in the resolution set out in item 6 of the Notice be and is hereby extended by the addition to the aggregate number of Shares that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of shares repurchased by the Company pursuant to the mandate referred to in the resolution set out in item 7 of the Notice, provided that such amount shall not exceed 10% of the total number of issued Shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution).

9.	To re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2023.

NOTICE OF THE ANNUAL GENERAL MEETING

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on May 25, 2023, Hong Kong time, as the record date (the “Share Record Date”) of Class A Ordinary Shares and Class B Ordinary Shares. Holders of record of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of American depositary shares (the “ADSs”) as of the close of business on May 25, 2023, New York Time (the “ADS Record Date,” together with the Share Record Date, the “Record Dates”), who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable Laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at https://ir.zhipin.com/.

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 3 p.m., Hong Kong time, on June 24, 2023 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM; and Citibank, N.A. must receive your voting instructions by no later than 10 a.m., New York Time, on June 14, 2023 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

NOTICE OF THE ANNUAL GENERAL MEETING

By order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Head Office: 18/F, GrandyVic Building Taiyanggong Middle Road Chaoyang District, Beijing 100020, People’s Republic of China	Registered Office: PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands

May 24, 2023

As at the date of this notice, the Board comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang and Ms. Xiehua Wang as the executive Directors, Mr. Haiyang Yu as the non-executive Director, Mr. Charles Zhaoxuan Yang, Mr. Yonggang Sun and Mr. Yusheng Wang as the independent non-executive Directors.